SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the election of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Sadao Maki.

August 4, 2005

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the election of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Sadao Maki.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 4, 2005

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding the election of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Sadao Maki.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,196,804 As of June 30, 2005	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

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To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 August 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election of Director)

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on August 4, 2005, the Board elected Mr. Haruhiko Yamada as director to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Sadao Maki.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: August 4, 2005